                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           CHROMCRAFT REVINGTON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   171117-10-4
                       ----------------------------------
                                 (CUSIP Number)

                         LANCE C. BALK, ESQ. KIRKLAND & ELLIS
                    153 EAST 53RD STREET, NEW YORK, NEW YORK 10022
                                 (212) 446-4800

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 16, 2001
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     The Exhibit Index is located on page 12.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             COURT SQUARE CAPITAL LIMITED
             13-2704189
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
               NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                  0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY                5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
     EACH                    0
                  --------------------------------------------------------------
  REPORTING       10  SHARED DISPOSITIVE POWER
 PERSON WITH                 5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      59.4%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------


* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          CITICORP BANKING CORPORATION
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
               NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY               5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
     EACH                   0
                  --------------------------------------------------------------
  REPORTING       10  SHARED DISPOSITIVE POWER
 PERSON WITH                5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      59.4%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON
             HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    CITICORP
                    06-1515595
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                     NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
                            0
     EACH         --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,695,418 SHARES OF COMMON STOCK*
 PERSON WITH
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      59.4%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
            HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP HOLDINGS COMPANY
             52-1568099
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
  OWNED BY        9   SOLE DISPOSITIVE POWER
                            0
    EACH          --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,695,418 SHARES OF COMMON STOCK*
 PERSON WITH      --------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      59.4%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON
            HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP INC.
             06-1551348
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
              NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               5,695,918 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
                            0
     EACH         --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,695,918 SHARES OF COMMON STOCK*
 PERSON WITH      --------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,695,918 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      59.4%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
            HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                 AMENDMENT NO. 1
                                 TO SCHEDULE 13D

         This Amendment No. 1 amends the indicated items of the statement on
Schedule 13D filed on January 5,2001, relating to the Common Stock ("Common Stock") of Chromcraft Revington, Inc., a Delaware corporation (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation ("Citicorp Banking"), a Delaware corporation, by virtue of its ownership of all the outstanding Common Stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citibank, (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc. ("Citigroup"), a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

         Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

         (b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720.

         (c) Court Square's principal business is investing in leveraged buy-outs. CVC's principal business is providing debt and equity financing to businesses in the United States. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

         (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows.

         (f) Each of Court Square, Citicorp, Citicorp Banking, Citicorp Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D are citizens of the United States.

ITEM 4.  PURPOSE OF TRANSACTION.

            (a)-(b) Court Square acquired the Shares for investment purposes in furtherance of the Proposal (see paragraph below).

            On December 22, 2000 Court Square tendered a proposal letter to the Issuer under which the holders of the Issuer's publicly traded shares (other than Court Square) would receive cash of $10.30 per share in a merger transaction (the "Proposal"). The consummation of the Proposal was contingent upon the execution of a definitive merger agreement, confirmatory due diligence and the approval of the Issuer's Board of Directors and stockholders.

            On July 16, 2001, Court Square withdrew the Proposal due to (i) the uncertain general economic climate as a result of the economic and retail slowdown, (ii) the severe downturn in the furniture industry, and (iii) the increasingly restrictive financing environment. Court Square may decide for any reason or no reason in the future to (i) make a new proposal or (ii) purchase additional shares of Common Stock publicly or privately from the Issuer or from third parties or dispose of some or all of the shares of Common Stock it holds; however, Court Square can give no assurances that it will take or refrain from taking any of the foregoing actions.

            (c)-(j)  Not applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I   - WITHDRAWAL LETTER.

                                    SIGNATURE


        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  July 26, 2001

                                    COURT SQUARE CAPITAL LIMITED


                                    By: /s/ Daryl Johnson
                                        --------------------------
                                        Name:  Daryl Johnson
                                        Title: Assistant Vice President


                                    CITICORP BANKING CORPORATION


                                    By: /s/ William Wolf
                                        ---------------------
                                        Name:  William Wolf
                                        Title: Senior Vice President


                                    CITICORP


                                    By: /s/ Joseph B. Wollard
                                        ---------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary

                                    CITIGROUP HOLDINGS COMPANY


                                    By: /s/ Joseph B. Wollard
                                        ---------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary


                                    CITIGROUP INC.


                                    By: /s/ Joseph B. Wollard
                                        ---------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary

                                   SCHEDULE A

                         COURT SQUARE CAPITAL LIMITED


DIRECTORS
---------
William T. Comfort
Anne Goodbody
David F. Thomas


OFFICERS                              TITLE
--------                              -----
William T. Comfort                    Senior Vice President
Byron L. Knief                        Vice President
Michael T. Bradley                    Vice President
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President*
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Paul C. Schorr                        Vice President*
Joseph M. Silvestri                   Vice President
David F. Thomas                       Vice President
James A. Urry                         Vice President
John D. Weber                         Vice President
Lauren M. Connelly                    Vice President & Secretary
Michael S. Gollner                    Vice President
Anthony P. Mirra                      Vice President & Assistant Secretary
Darryl A. Johnson                     Assistant Vice President

*  Denotes the functional title of Managing Director

                                   SCHEDULE A

                                 CITIGROUP INC.


OFFICERS                   TITLE
--------                   -----
C. Michael Armstrong       Director
Alain J.P. Belda           Director (Brazil)
Kenneth J. Bialkin         Director
Kenneth T. Derr            Director
John M. Deutch             Director
The Honorable
Gerald R. Ford             Director
Ann Dribble Jordan         Director
Robert I. Lipp             Director and Executive Officer
Reuben Mark                Director
Michael T. Masin           Director
Dudley C. Mecum            Director
Richard D. Parsons         Director
Andrall E. Pearson         Director
Robert E. Rubin            Director and Executive Officer
Franklin A. Thomas         Director
Sanford I. Weill           Director and Executive Officer
Arthur Zankel              Director
Winifred F.W. Bischoff     Executive Officer (United Kingdom and Germany)
Michael A. Carpenter       Executive Officer
Jay S. Fishman             Executive Officer
Thomas Wade Jones          Executive Officer
Deryck C. Maughan          Executive Officer (United Kingdom)
Victor J. Menezes          Executive Officer
Charles O. Prince, III     Executive Officer
William R. Rhodes          Executive Officer
Todd S. Thomson            Executive Officer
Robert B. Willumstad       Executive Officer




                                  EXHIBIT INDEX

            Exhibit No.
            -----------
                   1.               Withdrawal Letter.

The undersigned hereby agree that:

         (i) each of them is individually eligible to use the Schedule 13D attached hereto;

         (ii) the attached Schedule 13D is filed on behalf of each of them; and

         (iii) each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.

                                    CITIGROUP INC.

                                    By: /s/ Joseph B. Wollard
                                       --------------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                    CITIGROUP HOLDINGS COMPANY

                                    By: /s/ Joseph B. Wollard
                                       --------------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                    CITICORP

                                    By: /s/ Joseph B. Wollard
                                       --------------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                    CITICORP BANKING CORPORATION


                                    By: /s/ William Wolf
                                       --------------------------------
                                        Name:  William Wolf
                                        Title: Senior Vice President

                                    COURT SQUARE CAPITAL LIMITED

                                    By: /s/ Daryl Johnson
                                       --------------------------------
                                       Name:  Daryl Johnson
                                       Title: Assistant Vice President